As filed with the Securities and Exchange Commission on February 10, 2015

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 2*

BioScrip, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09069N108

(CUSIP Number)

Michael L. Zuppone, Esq.

Paul Hastings LLP

75 East 55th Street

New York, New York 10022

(212) 318-6906

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09069N108	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delaware Street Capital Master Fund, L.P. 66-0613158
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,345,998
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,345,998
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,345,998
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IV

CUSIP No. 09069N108	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DSC Advisors, L.P. 38-3662495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,345,998
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,345,998
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,345,998
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 09069N108	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DSC Managers, L.L.C. 36-4425033
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,345,998
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,345,998
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,345,998
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 09069N108	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DSC Advisors, L.L.C. 36-4425033
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,345,998
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,345,998
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,345,998
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 09069N108	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew G. Bluhm
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,345,998
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,345,998
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,345,998
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 09069N108	Page 7 of 10 Pages

Item 1. Security and Issuer.

This Amendment No. 2 (“Amendment No.2”) to the Initial Statement on Schedule 13D filed with the Securities and Exchange Commission on December 29, 2014 (the “Initial Statement” and, together with this Amendment No.1, the “Schedule 13D”), as amended by Amendment No. 1 to the Initial Statement filed on January 22, 2015, relates to common stock, par value $0.0001 per share (“Shares”), of BioScrip, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 100 Clearbrook Road, Elmsford, NY 10523.

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is amended as follows.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and replaced in its entirety with the following:

The aggregate purchase price of the 3,345,998 Shares owned by DSC MF is $20,750,330 including brokerage commissions. The Shares owned by DSC MF were acquired with DSC MF’s available funds.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by adding the following:

On February 6, 2015, DSCA LLC and Cloud Gate Capital, LLC (“CGC”) entered into an Investor Agreement with the Issuer (the “Investor Agreement”). The following description of the Investor Agreement is qualified in its entirety by reference to the Investor Agreement, which is attached as Exhibit 1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Investor Agreement, the parties agreed to the following:

•	Issuer agreed to nominate David Golding for election to its Board of Directors (the “Board”) at the Issuer’s 2015 annual meeting of stockholders (the “2015 Annual Meeting”) for a term expiring at the 2016 annual meeting of stockholders (the “2016 Annual Meeting”);

•	Issuer agreed that the Board and its Governance, Compliance and Nominating Committee will consult with CGC and DSCA LLC to identify qualified candidates for the next opening that becomes available on the Board after the 2015 Annual Meeting and if no vacancy arises, then in determining candidates for election at the 2016 Annual Meeting;

•	CGC and DSCA LLC agree not to buy or sell any Shares from February 6, 2015 until the later of (i) the Issuer’s issuance of a press release announcing the Investor Agreement or (ii) February 9, 2015;

•	In connection with the 2015 Annual Meeting, CGC and DSCA LLC agreed not to bring, or cause any other person to bring, any business or proposals before or at the 2015 Annual Meeting and agree not to solicit proxies for any other nomination or proposal; and

CUSIP No. 09069N108	Page 8 of 10 Pages

•	At the 2015 Annual Meeting, CGC and DSCA LLC agree to vote by proxy and vote all Shares beneficially owned by them and their affiliates in favor of the election of directors nominated by the Board.

On February 9, 2015, the Issuer issued a press release announcing the parties’ entry into the Investor Agreement. The press release is attached as Exhibit 2 hereto and is incorporated herein by reference. Except as set forth herein or such as would occur upon completion of any of the actions discussed above, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

On February 5, 2015, we purchased, subject to subsequent settlement, $2.0 million in aggregate principal amount of the Issuer’s 8.875% Senior Notes due 2021 (the “Notes”). Depending upon various factors, including overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of the Notes at prices that would make the purchase of additional Notes desirable, the Reporting Persons may or may not endeavor to increase their position in the Issuer’s Notes through, among other things, the purchase of Notes on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons, if they so elect, may from time to time engage in transactions for the purpose of hedging some or all of their positions in the Notes.

Item 4 is hereby further amended by amending and restating in its entirety the last paragraph thereof as follows:

As a result of their association with each other and the circumstances relating to their respective investment in the Issuer under which they have coordinated their purchases of Shares and developed their investment strategy with respect to such investment, the Reporting Persons and Cloud Gate Capital Master Fund LP and certain persons affiliated or associated with it (the “Associated Persons”) may be deemed to constitute a group within the meaning of section 13(d)(3) of the Act. The Associated Persons have concurrently filed a Schedule 13D reporting aggregate beneficial ownership of 2,034,156 shares of Common Stock, representing 3.0% of the outstanding shares of Common Stock. The Reporting Persons and the Associated Persons as a group beneficially own 5,380,154 shares of Common Stock, which represent approximately 7.8% of the outstanding shares of Common Stock (calculated in accordance with Rule 13d-3). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is, for any other purpose, the beneficial owner of any of the shares of Common Stock and each of the Reporting Persons disclaims beneficial ownership as to the shares of Common Stock reported herein or held by any other person for purposes of Section 13(d) of the Act, except to the extent of his or its pecuniary interests therein.

CUSIP No. 09069N108	Page 9 of 10 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by restating paragraphs (a), (b) and (c) in their entirety with the following:

(a) and (b) The aggregate percentage of Common Stock reported beneficially owned by the Reporting Persons as of the date of filing of this Schedule 13D is based upon 68,636,465 shares of Common Stock issued and outstanding as of November 5, 2014, as reported in the Issuer’s Quarterly Report for the quarterly period ended September 30, 2014 on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2014.

DSC MF, as the entity that legally owns the securities, is deemed the direct beneficial owner of 3,345,998 shares of Common Stock. DSCM, as the general partner of DSC MF, is deemed the indirect beneficial owner of 3,345,998 shares of Common Stock. DSCA LP, as the investment manager of DSC MF, is deemed the indirect beneficial owner of 3,345,998 shares of Common Stock. DSCA LLC, as the general partner of the investment manager, is deemed the indirect beneficial owner of 3,345,998 shares of Common Stock. Andrew Bluhm, as the managing member of DSCA LLC, is deemed the indirect beneficial owner of 3,345,998 shares of Common Stock.

(c) During the sixty (60) days through the date of this report, DSC MF purchased the following shares of Common Stock in the open market:

Trade Date	# of Shares	Net USD Price/Shr.
1/12/2015	100,000	5.77
1/13/2015	1,200	5.60
1/13/2015	91,400	5.84
1/14/2015	32,500	5.99
1/14/2015	67,500	5.98
1/15/2015	50,000	5.80
1/15/2015	25,000	5.79
1/27/2015	10,000	5.79
1/28/2015	30,000	5.73
1/29/2015	20,000	5.62
2/2/2015	33,259	5.55
2/5/2015	36,950	5.34

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Item 6 is hereby amended and restated in its entirety with the following:

The information set forth above in Item 4 of this Schedule 13D relating to the Investor Agreement is incorporated herein by reference.

Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the Reporting Persons and any other person with respect to the securities of the Issuer.

CUSIP No. 09069N108	Page 10 of 10 Pages

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

1.	Investor Agreement, dated February 6, 2015, by and among BioScrip, Inc., Cloud Gate Capital LLC and DSC Advisors, L.L.C.

2.	Press Release, dated February 9, 2015, issued by BioScrip, Inc.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2015

DELAWARE STREET MASTER FUND, L.P.

By: DSC MANAGERS, L.L.C. its general partner

	By:	/s/ David Nietfeldt
Name:David Nietfeldt
Title: Chief Financial Officer and Chief Compliance officer

DSC MANAGERS, L.L.C.

	By:	/s/ David Nietfeldt
Name:David Nietfeldt
Title: Chief Financial Officer and Chief Compliance officer

DSC ADVISORS., L.P.

By: DSC ADVISORS, L.L.C., its general partner

By: ANDREW G. BLUHM, its managing member

/s/ Andrew G. Bluhm

DSC ADVISORS, L.L.C

By:	ANDREW G. BLUHM, its managing member

/s/ Andrew G. Bluhm

ANDREW G. BLUHM

/s/ Andrew G. Bluhm